Exhibit 99.1

Dejour’s Proved NGL Reserve Base Expands to Include South Rangely, Colorado

New NI #51-101 Compliant Proved Reserves Validate Exploitation Potential

Increases Net US Proved Reserve Base to 5.3 MM Barrels Oil/ NGL and 52 BCF Gas

Denver, Colorado, February 20, 2012 — Dejour Energy Inc. (NYSE-AMEX: DEJ / TSX: DEJ) today announced the receipt of a 2012 Reserve Evaluation for its South Rangely project from Gustavson & Associates LLC (“Gustavson”) of Boulder, Colorado, a qualified resource evaluator with significant history in this area. This report was prepared in accordance with Canada’s National Instrument 51-101* Standards of Disclosure for Oil and Gas Activities and the COGE Handbook. As previously reported, the results of a vertical test and subsequent fracture stimulation confirmed a trapped hydrocarbon presence in commercial quantities and opened up Dejour's remaining South Rangely acreage to lower risk exploration down structure from this gas/ NGL accumulation. The Company and its partners will focus on the potential for an oil leg that is typically found down dip from similar NGL-laden gas accumulations in the Mancos "C" in this area. An action plan is being established to unitize relevant acreage associated with this leasehold operated by Dejour (56% average WI), establish production at the earliest possible date and begin development of the adjacent five PUD locations.

"The reserves attached to this initial conventional drilling success suggest that a much larger unconventional resource, prime for Hz drilling, should exist at South Rangely. This project is now in-keeping with our corporate mandate of expanding our US proved reserve base and represents the first new reserves to be booked on the 108,000 net acres of leases outside the soon to be developed Kokopelli leasehold. We are confident that South Rangely will expand our portfolio of reserve based growth projects in 2012,” stated Hal Blacker, President and COO of Dejour.

Summary of NI 51-101 Proved Gas and NGL Reserve Additions at

Dejour’s South Rangely Field Area, effective January 1, 2012

Reserves Category	Net Natural Gas (MMcf)	Net Natural Gas Liquids (Mbbl)
Total Proved	1,078.5	92.5

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Disclosures Regarding Reserve Estimates: The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value. A conversion ratio for Cubic Feet Equivalent of gas of 6 thousand cubic feet to 1 bbl is used in the above tables and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Prospective Resources are defined as “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity”. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. These estimates represent the likely size of the resource, if present, and have not been adjusted for risk of failure.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on:

Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy